UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-14289
GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
(Full Title of Plan)
GREEN BANKSHARES, INC.
(Issuer of Securities Held Pursuant to Plan)
100 North Main Street
Greeneville, Tennessee 37743-4992
(Address of Principal Executive Office of Issuer and of Plan)

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007
(With Report of Independent Registered Public Accounting Firm Therein)

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN

December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
Plan Administrator
Green Bankshares, Inc. 401(k) Profit Sharing Plan
Greeneville, Tennessee
We have audited the accompanying statements of net assets available for benefits of the Green Bankshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assts available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits of the Plan’s financial statements as of and for the years ended December 31, 2008 and 2007 were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Dixon Hughes PLLC
Asheville, North Carolina
June 12, 2009

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets
Investments at fair value:
Investments	$21,069,602	$28,666,961
Participant loans	451,677	502,495

	21,521,279	29,169,456

Receivables:
Employer contributions	1,478,764	1,315,804

Cash	9	11,411

Net assets available for benefits	$23,000,052	$30,496,671

The accompanying notes are an integral part of these financial statements.

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2008 and 2007

	2008	2007
Additions:
Dividends and interest	$1,192,920	$1,839,476

Contributions:
Participants	1,510,676	1,385,698
Employer	1,483,377	1,315,804
Rollovers	88,964	49,162

Total contributions	3,083,017	2,750,664

Transfer of plan assets due to merger	—	4,200,137

Total additions	4,275,937	8,790,277

Deductions:
Net depreciation in fair value of investments	9,324,781	1,219,530
Benefits paid to participants	2,445,605	1,890,105
Administrative expenses	2,170	1,973

Total deductions	11,772,556	3,111,608

Net (decrease) increase	(7,496,619)	5,678,669

Net assets available for benefits:
Beginning of year	30,496,671	24,818,002

End of year	$23,000,052	$30,496,671

The accompanying notes are an integral part of these financial statements.

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2008 and 2007
1.	Description of Plan
The following brief description of the Green Bankshares, Inc. 401(k) Profit Sharing Plan (the“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. On May 16, 2007 the shareholders of Greene County Bancshares, Inc. approved the name change of the plan sponsor to Green Bankshares, Inc.
General — The Plan is a defined contribution plan covering eligible employees, as defined by the Plan, of GreenBank and other wholly-owned subsidiaries of Green Bankshares, Inc. (“Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Plan Merger — In May 2007 the Company acquired Civitas BankGroup, Inc. (“CVBG”). On November 22, 2007, the Profit Sharing Committee of the Board of Directors the Company approved the merger of the CVBG Plan into Green Bankshares, Inc. 401(k) Savings Plan, effective December 5, 2007. As a result, all investments in mutual funds and participated loans were transferred from the CVBG Plan into the Green Bankshares, Inc. 401(k) Savings Plan on that date. The CVBG Plan transferred $4,200,137 in assets.
Contributions — Eligible employees are permitted to make elective deferrals in any amount up to the maximum percentage allowable not to exceed the limits of Code Sections 401(k), 402(g), 404 and 415. Eligible employees may amend their salary savings agreements to change the contribution percentage on each payroll period during the plan year. The employer has adopted the 401(k) safe harbor provision whereby a non-elective contribution equal to 3% of eligible compensation will be made on behalf of all eligible participants. This 3% non-elective contribution is 100% vested.
In addition, the employer may make a discretionary employer profit sharing contribution which shall be allocated to each eligible employee in proportion to his or her compensation (as defined by the Plan) as a percentage of their compensation.
Investment Options — Participants are allowed to direct the investment of their contributions and to change their investment mix at their discretion.
Participant Accounts — Each participant’s account is credited with the participant’s contribution and an allocation of (a) plan earnings, (b) employer non-elective and any employer discretionary contributions (if eligible), and (c) forfeitures of terminated participants’ non-vested accounts (if any). Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Participants are immediately vested in their voluntary contributions and safe harbor contributions plus actual earnings thereon and are 100 percent vested after two years of service in the profit sharing contributions.

Green Bankshares, Inc.
401(K) Profit Sharing Plan	Notes to Financial Statements, Continued
Participant Loans — Participants may borrow from their vested fund accounts with a $1,000 minimum and a maximum equal to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that currently range from 4.00 percent to 9.25 percent. The interest rate is fixed for the life of the loan and is generally based on the Prime Rate published in the Wall Street Journal on the first business day of the month in which the loan is originated. Principal and interest is paid ratably through semi-monthly payroll deductions.
Payment of Benefits — After termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account, or substantially equal installments or annuities over any period not exceeding the life expectancy of the participant or the life expectancy of the participant and his or her designated beneficiary.
Forfeitures — Forfeitures are to be reallocated to participants in the same manner as employer contributions. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $2,621 and $1,073, respectively. During 2008 and 2007, respectively, forfeitures of $1,073 and $1,732 were reallocated to participants.
Administrative Costs — The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document.
Reclassifications — Certain items in prior year statements have been reclassified to conform to the 2008 presentation. These reclassifications have no effect on net assets available for benefits or changes in net assets available for benefits previously reported.
2.	Significant Accounting Policies
Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting.
Investments Valuation and Income Recognition — The Plan’s investments are stated at fair value. Quoted market prices are used to value investments such as Company stock. Shares of mutual funds are valued at quoted market prices which represent the fair value of shares held by the Plan at year-end. Participants’ loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits — Benefits are recorded when paid.
Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates.

Green Bankshares, Inc.
401(K) Profit Sharing Plan	Notes to Financial Statements, Continued
3.	Investments
The Plan’s investments are held by a bank administered trust fund. Investments that represent five percent or more of the Plan’s net assets at December 31 are as follows:

	2008	2007

Investments at fair value:
The Cash Management Trust of America Fund	$3,728,449	$4,474,828
Washington Mutual Investors Fund	3,555,798	6,309,155
Green Bankshares Common Stock	2,835,071	1,944,432
American Balanced Fund	2,074,179	3,023,827
New Perspective Fund	1,938,958	3,679,954
The Growth Fund of America	1,564,889	2,396,512
Capital World Growth and Income Fund	1,429,684	2,123,125
During 2008 and 2007 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2008	2007

Mutual funds	$(8,123,334)	$200,173
Common stocks	(1,201,447)	(1,419,703)

	$(9,324,781)	$(1,219,530)

4.	Tax Status
The Plan obtained its latest determination letter dated December 17, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
5.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100% vested in safe harbor employer contributions. In the event of Plan termination, participants would become 100% vested in the discretionary contributions.

Green Bankshares, Inc.
401(K) Profit Sharing Plan	Notes to Financial Statements, Continued
6.	Related Party Transactions
Certain Plan investments are shares of mutual funds managed by American Funds Group. American Funds Group is the record-keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
Administrative expenses of the Plan were paid to American Funds Group, a party-in-interest.
7.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
8.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Schedule H of Form 5500.

	December 31,	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$23,000,052	$30,496,671

Employer contributions receivable not reflected on the 5500	(1,478,764)	(1,315,804)

Net assets available for benefits per the Form 5500	$21,521,288	$29,180,867

The following is a reconciliation of employer contributions per the financial statements for the year ended December 31, 2008 to Schedule H of Form 5500.

Employer contributions per the financial statements	$1,483,377
Current year employer contribution receivable	(1,478,764)
Prior year employer contribution receivable	1,315,804

Employer contributions per the Form 5500	$1,320,417

Green Bankshares, Inc.
401(K) Profit Sharing Plan	Notes to Financial Statements, Continued
9.	Fair Value Measurements
Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurement”. SFAS 157, which was issued in September 2006, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1
Inputs to the valuation methodology are adjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in active markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Participant loans: Valued at their outstanding balances, which approximate fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Green Bankshares, Inc.
401(K) Profit Sharing Plan	Notes to Financial Statements, Continued
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December, 2008
Description	Level 1	Level 2	Level 3	Total

Mutual funds	$18,234,531	$—	$—	$18,234,531
Common stock	2,835,071	—	—	2,835,071
Participant loans	—		451,677	451,677

Total assets at fair value	$21,069,602	$—	$451,677	$21,521,279

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008
Participant Loans

Balance, beginning of year	$502,495
Purchases, sales, issuances and settlements, (net)	(50,818)

Balance, end of year	$451,677

SUPPLEMENTAL SCHEDULE

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line 4i
December 31, 2008
EIN: 62-1222567
Plan Number 001

	(b) Identity of Issue,	(c) Description of Investment Including Maturity
	Borrower, Lessor or	Date, Rate of Interest, Collateral, Par or Maturity	(d) Cost	(e) Current
(a)	Similar Party	Value	**	Value
*	American Funds Group	American Balanced Fund, 150,740 shares		$2,074,179
*	American Funds Group	Capital World Growth and Income Fund, 53,910 shares		1,429,684
*	American Funds Group	The Growth Fund of America, 77,012 shares		1,564,889
*	American Funds Group	Intermediate Bond Fund of America, 66,444 shares		846,491
*	American Funds Group	New Perspective Fund, 103,577 shares		1,938,958
*	American Funds Group	Washington Mutual Investors Fund, 166,626 shares		3,555,798
*	American Funds Group	The Cash Management Trust of America Fund, 3,728,449 shares		3,728,449
	AIM Advisors	Mid Cap Core Equity Fund, 17,547 shares		282,677
	Allianz Funds	Allianz NFJ Small Cap Value Fund, 37,188 shares		709,175
	Templeton Global Advisors	Templeton Foreign Fund, 120,484 shares		534,950
	PIMCO Funds	PIMCO Total Return, 59,698 shares		605,339
*	Green Bankshares	Common Stock, 209,385 shares		2,835,071
*	American Funds Group	2010 Target Date Retirement Fund, 31,379 shares		225,617
*	American Funds Group	2015 Target Date Retirement Fund, 28,721 shares		204,783
*	American Funds Group	2020 Target Date Retirement Fund, 14,182 shares		97,007
*	American Funds Group	2025 Target Date Retirement Fund, 14,661 shares		97,205
*	American Funds Group	2030 Target Date Retirement Fund, 18,860 shares		124,851
*	American Funds Group	2035 Target Date Retirement Fund, 8,902 shares		58,754
*	American Funds Group	2040 Target Date Retirement Fund, 13,954 shares		92,237
*	American Funds Group	2045 Target Date Retirement Fund, 4,635 shares		30,773
*	American Funds Group	2050 Target Date Retirement Fund, 4,980 shares		32,715
*	Participant loans	Loans with interest rates from 4.00% to 9.25%, maturing through October 2027		451,677

				$21,521,279

*	Party-in-interest

**	Cost information omitted for participate directed investments.

EXHIBITS
The following documents are filed as exhibits to this Form 11-K:

23.	Consent of Dixon Hughes PLLC.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(K) Profit Sharing Plan Committee of Green Bankshares, Inc. has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

GREEN BANKSHARES, INC. 401(K) PROFIT SHARING PLAN
	By:	The Green Bankshares, Inc.
401(K) Profit Sharing Plan Committee

Date: June 12, 2009	By:	/s/ Steve Ottinger
Steve Ottinger

EXHIBIT INDEX

Exhibit
No.	Description

23	Consent of Dixon Hughes PLLC.